EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

DATED MARCH 28, 2024

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements.	1
Cautionary Note to Investors in the United States Regarding Resources and Reserves.	3
Management’s Discussion and Analysis.	3
Overview.	3
Recent Developments and Operational Discussion.	5
Results of Operations.	13
Selected Annual Financial Information.	15
Summary of Quarterly Results.	16
Liquidity.	16
Capital Resources.	18
Off-Balance Sheet Arrangements.	19
Transactions with Related Parties.	19
Risk Factors.	19
Accounting Standards and Pronouncements.	45
Financial Instruments.	47
Capital Structure.	48
Controls and Procedures.	48
Technical Information.	48
Non-GAAP and Other Financial Measures.	48

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this MD&A shall have the meaning ascribed to such term elsewhere in this MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; expectations at the Relief Canyon mine and its ability to operate, and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the shaft repair related to the Galena hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; statements relating to the Company’s EC120 Project, including expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely on existing infrastructure, facilities, and equipment; material uncertainties that may impact the Company’s liquidity in the short term;  changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for Relief Canyon; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; risks related to non-compliance with exchange listing standards, risks relating to climate change and the legislation governing it; cybersecurity risks; and risks and uncertainties surrounding the upcoming presidential elections in the United States and Mexico in 2024.

The list above is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Cautionary Note to Investors in the United States Regarding Resources and Reserves

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company’s mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”)  that are applicable to domestic United States reporting companies. Accordingly, information in this MD&A that describes the Company’s mineral reserves and mineral resources may not be comparable to information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2023, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 28, 2024 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2023 and 2022. The audited consolidated financial statements for the years ended December 31, 2023 and 2022 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2023 compared to the year ended December 31, 2022 as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world’s leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex. The continuing goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County which is currently on care and maintenance. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a crusher, ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Recent Developments and Operational Discussion

Highlights

•	Revenue increased to $89.6 million for 2023 or 5% compared to $85.0 million for 2022, resulting from both higher silver production and realized silver price from the Galena Complex, offset by lower base metal production and lower realized zinc price from the Cosalá Operations during the year.
•

A net loss of $38.2 million for 2023, or an attributable loss of $0.16 per share representing a decrease in net loss of $7.0 million compared to 2022, primarily due to a decrease in impairment to property, plant and equipment at Relief Canyon of $6 million ($13.4 millionin 2022).

•

Consolidated attributable silver production increase of 56% to 2.0 million ounces due to significant increases in silver grade compared to prior year with approximately 4.6 million ounces of silver equivalent[1], including 34.1 million pounds of zinc and 20.5 million pounds of lead, with cost of sales of $12.86/oz silver equivalent produced[1], cash costs of $13.21/oz silver produced[1] and all-in sustaining costs of $20.44/oz silver produced[1] during the year.

•	Despite the increase in silver, mill production was negatively impacted for a total of 31 days due to operational shutdowns at the Company’s mines resulting in 4% less tonnes compared to 2022.

o	The Cosalá Operations had a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work.
o	The Galena Complex had a planned 5-day electrical shutdown to allow necessary hoist switchgear upgrades, in addition to being impacted by low mobile equipment availability.

•

The Company is moving forward to definitive documentation with a metal trader to provide concentrate prepayment financing for the capital requirements at its 100%-owned El Cajón and Zone 120 silver-copper project (“EC120 Project”) at the Cosalá Operations. The Company expects to close on this financing in Q2-2024 with the goal to be producing higher-grade silver-copper concentrates by the end of 2024. The 2019 Preliminary Feasibility Study for the project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

•	Following the successful drilling campaign of the Caladay Lead Zone from the eastern extent of the 4900 Level, the Galena Complex exploration team has successfully defined exciting new veins and extended known mineralization from drilling platforms on 4600L, 4300L and 5200L. New reportable, high-grade silver intercepts continue to highlight the exploration potential at the Galena Complex and the results are expected to add mineable resources with additional infill drilling that could be additive to planned 2024 silver production totals.
•	Net cash used in operating activities[1] improved by $0.2 million to $1.0 million during 2023 compared to net cash used in operating activities of $1.2 million during 2022 net of changes in non-cash working capital items.
•	The Company had a cash and cash equivalents balance of $2.1 million and adjusted working capital[1] deficit of $22.8 million as at December 31, 2023.

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1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Fiscal 2023 continued to be challenging due to the decrease in base metals prices as investors adjusted capital flows and allocations in response to heightened recession expectations, inflationary impacts, and general overall increased global interest rates, among other macroeconomic events. The market price of silver increased by 8% year-over-year to average price of $23.39/oz in 2023 compared to an average price of $21.75/oz in 2022. However, the market price of zinc significantly decreased by 24% year-over-year to average price of $1.20/lb in 2023 compared to an average price of $1.58/lb in 2022. The Company is dependant on both precious and base metal prices for profitability and liquidity. In addition, the USD/MXN exchange ratio decreased during the year to a low of approximately 16.6:1 during 2023 from over 20:1 during 2022. The Company is well positioned to significantly increase revenue in 2024 and beyond with its planned growth in silver production at both of its operations coupled with the recent increase in 2024 in the market prices of silver.

Cosalá Operations

The Cosalá Operations increased silver production in 2023 by 73% to approximately 1.1 million ounces of silver compared to approximately 0.6 million ounces of silver in 2022, as the Company focused on higher grade silver areas given the higher silver prices and lower zinc prices. However, as a result, production of base metals decreased to 34.1 million pounds of zinc and 11.5 million pounds of lead in 2023, compared to 39.3 million pounds of zinc, and 15.3 million pounds of lead in 2022. Production was negatively impacted by a total of 31 days due to a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work.

Cash costs per silver ounce increased during the year to $8.47 per ounce from $(19.03) per ounce in 2022 due primarily to the lower price of zinc combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso. Mining began in the transition zone between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.

El Cajón and Zone 120 Silver-Copper Deposits

With the current higher silver price and lower zinc price, the Company began to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations in late Q2-2023. Initial access to the Zone 120 deposit occurred in Q3-2023 from the San Rafael Upper Zone development.

The 2019 Preliminary Feasibility Study entitled “Americas Silver Corporation Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” dated May 17, 2019 (with an effective date of April 3, 2019) (the “PFS”) capital estimate assumed a standalone project including initial access, development, and equipment (other than the Los Braceros mill). The current EC120 Project will take advantage of existing infrastructure, facilities, and equipment currently in use at the Cosalá Operation’s San Rafael Mine. Assuming the Company’s ability to bring to expected production, the EC120 Project is expected to provide significantly improved cash flow to the Company given the shared infrastructure, capital reductions, and the higher silver and copper prices which have improved since the date of the study.

Highlights of the standalone 2019 PFS are as follows:

•	Probable mineral reserve of approximately 2.9 million tonnes with a grade of 157g/t silver and 0.42% copper containing approximately 14.5 million ounces of silver and 26.5 million pounds of copper.
•	Average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.
•	Pre-tax net present value with a 5% discount rate (“NPV5%”) of approximately $43 million and internal rate of return (“IRR”) of 61% or after-tax NPV5% of $33 million and IRR of 47% at long term consensus prices of $17.50 per ounce silver and $3.00 per pound copper.
•	Standalone initial capital expenditure of approximately $17 million with life of mine sustaining capital of approximately $15 million.
•	Life of mine cash costs of approximately $9.60 per silver ounce and average all-in sustaining costs of approximately $10.80 per silver ounce.
•	Processing is planned to take place at the existing Los Braceros facility to produce a silver-bearing copper concentrate with only minor modifications to the plant expected to be required.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Board-approved EC120 Project is expected to stockpile sliver-copper ore from the transition area and EC120 through the beginning of 2024 until mining rates can be increased to mill throughput capacity which is expected in Q3-2024. For further information on the EC120 Project, please visit the Technical Reports section of the Company’s website.

The Company commenced discussions in Q4-2023 with interested a metal trader to provide concentrate prepayment financing options for the capital requirements at the EC120 Project. The Company expects to close on this financing in Q2-2024 with the goal to be producing higher-grade silver-copper concentrates by the end of 2024.

Galena Complex

The Galena Complex produced approximately 1.6 million ounces of silver compared to approximately 1.1 million ounces of silver (a 41% increase in silver production), and 15.1 million pounds of lead in 2023, compared to 15.5 million pounds of lead in 2022 (a 2% decrease in lead production). Cash costs decreased to $18.72 per ounce silver in 2023 from $19.51 per ounce silver in 2022 with a similar decrease in all-in sustaining costs due to the increase silver production.

The increase in silver production highlights the continuing benefit and further potential of increased production following completion of the Galena Recapitalization Plan which includes rehabilitation of the Galena shaft. The operation was able to produce over 40% more silver ounces in 2023 compared to 2022 despite the challenges encountered with the Galena Shaft Repair project and the associated lower than planned ore and waste hoisting capacity. The increase in production was driven by the successful mining of high-grade silver-copper stopes. The Galena Shaft Repair project is expected to recommence in Q3-2024 and will be completed by Moran Mining & Tunneling. In Q4-2023, the Galena Complex undertook some critical shaft rehab work on the Coeur Shaft to increase total skipping capacity and ensure that critical waste development above 3700 Level is possible which will open up new high grade stope areas. During H1-2024, the Galena Complex anticipates bringing two new stope areas online which will increase the mine’s mining rate and result in providing critical incremental cash flow which will be directed to the Galena Shaft Repair project.

The Company began mining high-grade silver ore from the 3700 Level in mid-December 2022 and started development on the 4300 Level to access the Upper 360 Complex reserves area. The 4300 Level mining front will increase the number of producing stopes and boost production throughput to coincide with the completion of the Galena hoist project. The Company is focused on finishing the remaining shaft repair work. The shaft was fully inspected with a LIDAR survey scan showing less than a few hundred feet of the shaft requiring more extensive repair. The Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena hoist replacement as the benefits of economies of scale on the existing cost base with higher grade silver ore are realized.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Galena Exploration Update

The Galena Complex has been actively drilling near mine exploration targets with exciting results including an area between the 4600 Level and 4900 Level which had previously been a gap in drilling and has been consistently returning high-grade intercepts of attractive Ag-Cu veins. A drill campaign was completed from the 4600 Level to infill a gap in the 360 Complex and this program was successful in proving the continuity of the 360 Complex mineralization between 4600 and 4900 Level. Active drilling on the 4300 level has been critical to defining the upper extents of the 360 Complex and has also led to the eastward extension of the 360 Complex which contains several intercepts of wide veins contained within a larger package of disseminated mineralization. Recent drilling from the 5200 Level targeting the 55 Vein has uncovered high-grade intercepts of previously unknown veins which are close to existing infrastructure. Some notable intercepts are:

o	49-664:	3,172 g/t silver, 3.8% copper and 2.6% lead (3,674 g/t AgEq) over 1.4 m2,3
	and:	412 g/t silver, 0.1% copper and 0.2% lead (430 g/t AgEq) over 2.3 m
o	49-668:	5,665 g/t silver, 1.1% copper and 0.2% lead (5,787 g/t AgEq) over 0.9 m
	and:	1,012 g/t silver and 0.6% copper (1,082 g/t AgEq) over 1.2 m
	and:	5,598 g/t silver, 2.3% copper and 4.0% lead (5,983 g/t AgEq) over 1.2 m
o	49-703:	20,147 g/t silver and 5.9% copper (20,842 g/t AgEq) over 2.1 m
o	52-507:	6,444 g/t silver and 1.8% copper (6,640 g/t AgEq) over 0.7 m

A full table of the Company’s latest published drill results can be found at:

https://americas-gold.com/site/assets/files/5838/dr20240123.pdf.

Diamond drilling on the property has continued since the last mineral resource update of June 30, 2022 and the Company expects to initiate the process of updating the mineral resources and reserves both for the Galena Complex and the Cosalá Operations to the mineral resource as of June 30, 2024. Based on the drilling success at the Galena Complex, the Company expects to add additional mineral resources as well as increase confidence of the mineral resource.

The Company’s current consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20230112.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Relief Canyon Update

In 2023, the Company continued efforts to resolve metallurgical challenges experienced at Relief Canyon. Relief Canyon suspended mining operations as of August 13, 2021 with approval by the Board of Directors. The Company continued leaching operations through 2023 and continued working to improve recovery through ongoing technical studies and metallurgical test programs. These technical studies have not yet identified an economical path to resuming near-term production. The Company discontinued leaching and heap rinsing operations in Q4-2023.

The Company determined an impairment indicator existed at the end of Q4-2023 due to the decrease in its market capitalization below its consolidated net assets value and recorded an impairment charge at Relief Canyon of $6.0 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining.

Other Items During 2023

The Company’s at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC expired on February 28, 2023 with approximately 4.5 million common shares were sold pursuant to the ATM Agreement with an average price per common share of approximately $0.52 for gross proceeds of approximately $2.4 million during 2023.

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2 AgEq for drilling intercepts were calculated using metal prices of $22.00/oz silver, $3.75/lb copper and $0.95/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper). Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.

3 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. for lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is being repaid through semi-monthly installments deductible from concentrate deliveries primarily and can be redrawn on a revolving basis. The Facility was drawn in full in February 2023 and revolved in November 2023.

On February 26, 2023, the Company amended its metals delivery agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the right to increase its advance payment by up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2025+). The advances of $2.75 million per quarter were drawn in full during fiscal 2023.

On March 31, 2023, the Company amended the existing promissory note to Sandstorm with the remaining principal of $2.5 million to be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum. On December 27, 2023, the Company issued an additional $2.4 million promissory note to Sandstorm due December 27, 2024 with interest payable at 8% per annum.

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex. The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On June 21, 2023, the Company’s issued an additional secured convertible debenture to Delbrook Capital Advisors (“Delbrook”) under the Company’s existing convertible debenture, increasing the principal balance by C$8.0 million to a total of C$24.3 million outstanding at the end of the second quarter. The Company also amended the interest payable to 11% per annum, the conversion price to C$0.80, and extended the term of the maturity to July 1, 2024 with mutual option to extend by incremental calendar quarters up to April 28, 2025, among other terms. On October 30, 2023, the Company amended the convertible debenture held by Delbrook by increasing the principal by C$2.0 million with all other material terms unchanged. On November 13, 2023, the Company and Delbrook agreed to amend the terms of the existing 3,500,000 common share purchase warrants (“Warrants”) held by Delbrook and affiliates to amend the exercise price from C$0.80 per warrant to C$0.55 per Warrant. The Warrants expire on June 21, 2026, and contain customary anti-dilution provisions, as well as customary blocker language regarding becoming a control person without required shareholder and TSX approvals. The convertible debenture’s outstanding balance was reduced to C$24.0 million as of December 31, 2023, through additional retractions of C$2.3 million settled through issuance of approximately 5.9 million of the Company’s common shares.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of approximately 2.2 million of the Company’s common shares priced at approximately C$0.47 per share. Total gross proceeds of $0.4 million were raised from members of the Company’s board and management.

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2026+). The first calendar quarter advance of $3.25 million was drawn in full in March 2024.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of C$0.30 per unit for total gross proceeds of C$7.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of C$0.40 for a period of three years.

The Company had an adjusted working capital4 deficit of $22.8 million as at December 31, 2023. Working capital of $38.2 million was negatively impacted by the classification of the Company’s convertible debenture to current liabilities due to a late signing by the associated parties of a quarterly term extension permitted under the agreement. In addition, the working capital deficit contains certain items that would not be settled in cash, specifically the derivative instruments, the metal contracts liability (balancing fixed deliveries noted above), and shares pending issuance. The adjusted working capital4 deficit would have been $8.6 million after adjusting for these items and the convertible debenture classification. The Company has received the quarterly extensions for both Q4-2023 and Q1-2024 and, as a result, this classification is expected to be reversed to long-term debt in the Q1-2024 financial statements.

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2023	2022
Revenue ($ M)	$89.6	$85.0
Silver Produced (oz)[1]	2,043,053	1,308,201
Zinc Produced (lb)[1]	34,084,119	39,319,795
Lead Produced (lb)[1]	20,539,540	24,606,674
Total Silver Equivalent Produced ($/oz)[1,2]	4,589,107	5,253,847
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$12.87	$9.89
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$13.21	$0.77
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$20.44	$9.64
Net Loss ($ M)	$(38.2)	$(45.2)
Comprehensive Income (Loss) ($ M)	$(39.0)	$(38.6)

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[3]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Consolidated attributable silver production during 2023 increased by 56% compared to 2022. Consolidated attributable silver equivalent production during 2023 decreased by 13% compared to 2022 due to higher silver prices and lower zinc prices in 2023 compared to 2022 as the Company uses realized quarterly prices in its calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.9 million ounces in 2023 relative to 2022.

Despite the increase in silver production, 2023 production was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work. Production at the Galena Complex was negatively impacted early in Q3-2023 by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of mine mobile equipment. The availability issue was resolved and provided the Company with the strongest consolidated production quarter of the year in Q4-2023.

_________________________

4 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Revenue of $89.6 million for the year ended December 31, 2023 was higher than revenue of $85.0 million for the year ended December 31, 2022. Higher revenue from the Galena Complex was recognized from higher silver production and higher realized silver price during the year, offset by lower revenue from the Cosalá Operations due to lower base metal production and lower realized zinc price during the year. The average realized silver, zinc, and lead prices4 increased by 8%, decreased by 24%, and decreased by 1%, respectively, from 2022 to 2023. The average realized silver price of $23.44/oz. for 2023 (2022 – $21.69/oz.) is comparable to the average London silver spot price of $23.39/oz. for 2023 (2022 – $21.75/oz.).

The Company recorded a net loss of $38.2 million for the year ended December 31, 2023 compared to a net loss of $45.2 million for the year ended December 31, 2022. The decrease in net loss was primarily attributable to higher net revenue, higher foreign exchange gain, lower impairment to property, plant and equipment at Relief Canyon, and higher income tax recovery, offset in part by higher cost of sales, higher interest and financing expense, higher loss on fair value of metals contract liability, and prior year’s gain on government loan forgiveness. These variances are further discussed in the following sections.

Cosalá Operations

	Fiscal Year Ended December 31,
	2023	2022
Tonnes Milled	554,807	585,270
Silver Grade (g/t)	88	56
Zinc Grade (%)	3.45	3.86
Lead Grade (%)	1.33	1.63
Silver Recovery (%)	70.0	60.9
Zinc Recovery (%)	80.8	78.9
Lead Recovery (%)	70.7	72.8
Silver Produced (oz)	1,098,612	636,246
Zinc Produced (lb)	34,084,119	39,319,795
Lead Produced (lb)	11,452,093	15,318,779
Total Silver Equivalent Produced ($/oz)[1,2]	3,266,677	4,167,449
Silver Sold (oz)	1,067,114	607,498
Zinc Sold (lb)	32,481,749	38,063,861
Lead Sold (lb)	11,123,604	15,071,390
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$11.07	$8.01
Cash Costs/Ag Oz Produced ($/oz)[2]	$8.47	$(19.03)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$15.72	$(11.26)

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Cosalá Operations increased silver production in 2023 by 73% to approximately 1.1 million ounces of silver compared to approximately 0.6 million ounces of silver in 2022 as the Company focused on higher grade silver areas given the higher silver prices and lower zinc prices. However, as a result, production of base metals decreased to 34.1 million pounds of zinc and 11.5 million pounds of lead in 2023, compared to 39.3 million pounds of zinc, and 15.3 million pounds of lead in 2022. Production was negatively impacted by a total of 31 days due to a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work.

___________________________

4 These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Cash costs per silver ounce increased during the year to $8.47 per ounce from $(19.03) per ounce in 2022 due primarily to the lower price of zinc combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso. Mining began in the transition zone between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.

Galena Complex

	Fiscal Year Ended December 31,
	2023	2022
Tonnes Milled	114,622	109,246
Silver Grade (g/t)	436	328
Lead Grade (%)	6.36	6.75
Silver Recovery (%)	97.9	97.3
Lead Recovery (%)	94.3	95.2
Silver Produced (oz)	1,574,068	1,119,925
Lead Produced (lb)	15,145,745	15,479,825
Total Silver Equivalent Produced ($/oz)[1,2]	2,204,050	1,810,664
Silver Sold (oz)	1,602,271	1,107,812
Lead Sold (lb)	15,391,894	15,563,193
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$17.30	$17.10
Cash Costs/Ag Oz Produced ($/oz)[2]	$18.72	$19.51
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$25.93	$29.42
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$28.64	$35.32

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex increased silver production by 41% in 2023, producing approximately 1.6 million ounces of silver and 15.1 million pounds of lead. The increase in silver production highlights the continuing benefit and further potential of increased production following completion of the Galena Recapitalization Plan which includes rehabilitation of the Galena shaft. The operation was able to produce over 40% more silver ounces in 2023 compared to 2022 despite the challenges encountered with the Galena Shaft Repair project and the associated lower than planned ore and waste hoisting capacity. The increase in production was driven by the successful mining of high-grade silver-copper stopes. The Galena Shaft Repair project is expected to recommence in Q3-2024 and will be completed by Moran Mining & Tunneling. In Q4-2023, the Galena Complex undertook some critical shaft rehab work on the Coeur Shaft to increase total skipping capacity and ensure that critical waste development above 3700 Level is possible which will open up new high grade stope areas. During H1-2024, the Galena Complex anticipates bringing two new stope areas online which will increase the mine’s mining rate and result in providing critical incremental cash flow which will be directed to the Galena Shaft Repair project. Cash costs decreased to $18.72 per ounce silver in 2023 from $19.51 per ounce silver in 2022 with a similar decrease in all-in sustaining costs due to the increase silver production.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company began mining high-grade silver ore from the 3700 Level in mid-December 2022 and started development on the 4300 Level to access the Upper 360 Complex reserves area. The 4300 Level mining front will increase the number of producing stopes and boost production throughput to coincide with the completion of the Galena hoist project.  The Company is focused on finishing the remaining shaft repair work. The shaft was fully inspected with a LIDAR survey scan showing less than a few hundred feet of the shaft requiring more extensive repair. The Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena hoist replacement as the benefits of economies of scale on the existing cost base with higher grade silver ore are realized.

Results of Operations

Analysis of the year ended December 31, 2023 vs. the year ended December 31, 2022

The Company recorded a net loss of $38.2 million for the year ended December 31, 2023 compared to a net loss of $45.2 million for the year ended December 31, 2022. The decrease in net loss was primarily attributable to higher net revenue ($4.6 million), higher foreign exchange gain ($4.0 million), lower impairment to property, plant and equipment at Relief Canyon ($7.4 million), and higher income tax recovery ($5.8 million), offset in part by higher cost of sales ($3.0 million), higher interest and financing expense ($6.4 million), higher loss on fair value of metals contract liability ($2.7 million), and prior year’s gain on government loan forgiveness ($4.3 million), each of which are described in more detail below.

Revenue increased by $4.6 million to $89.6 million for the year ended December 31, 2023 from $85.0 million for the year ended December 31, 2022. The increase was primarily due to $25.3 million higher gross silver revenue, before treatment and selling costs, at the Cosalá Operations and Galena Complex from higher silver production and higher realized silver price during the year, in addition to a $5.0 million decrease in total treatment and selling costs during the year. These increases were offset by $25.6 million lower gross revenue, before treatment and selling costs, at the Cosalá Operations from lower base metal production and lower realized zinc price during the year.

Cost of sales increased by $3.0 million to $75.1 million for the year ended December 31, 2023 from $72.1 million for the year ended December 31, 2022. The increase was primarily due to $2.8 million and $3.2 million increase in cost of sales from the Cosalá Operations and Galena Complex, respectively, due to increase in operating costs, primarily related to increases in employee costs and the USD/MXN exchange rate, plus $4.0 million lower cost of sales in fiscal 2022 from the Galena Complex due to recovery of refundable tax credits, offset in part by $7.0 million decrease in inventory net realizable value write-downs at Relief Canyon recognized during the year.

Interest and financing expense increased by $6.4 million mainly due to higher interest and financing expense recognized during the year through increased borrowings and higher interest costs.

Foreign exchange gain increased by $4.0 million to a $0.4 million gain for the year ended December 31, 2023 from a $3.6 million loss for the year ended December 31, 2022 mainly due to material changes in foreign exchange rates during the year impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.

Impairment to property, plant and equipment of $13.4 million was recorded during the year ended December 31, 2022 to Relief Canyon due to the assessment of an impairment indicator as previously noted.  There was a comparable impairment indicator and impairment charge of $6.0 million recorded during the year ended December 31, 2023.

Loss on fair value of metals contract liability increased by $2.7 million due to the change in fair value of the Company’s metals contract liability to Sandstorm during the year, primarily due to the increase in gold price forward curve compared to prior year.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Gain on government loan forgiveness of $4.3 million was recorded during year ended December 31, 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the U.S. CARES Act was confirmed during the year.

Income tax recovery increased by $5.8 million primarily due to amendment of fiscal 2022 income and mining taxes filed for the Cosalá Operations during the year.

Analysis of the three months ended December 31, 2023 vs. the three months ended December 31, 2022

The Company recorded a net loss of $10.1 million for the three months ended December 31, 2023 compared to a net loss of $11.0 million for the three months ended December 31, 2022. The decrease in net loss was primarily attributable to higher net revenue ($4.7 million), and higher income tax recovery ($5.0 million), offset in part by higher impairment to property, plant and equipment at Relief Canyon ($6.0 million), and higher interest and financing expense ($2.8 million), each of which are described in more detail below.

Revenue increased by $4.7 million to $25.0 million for the three months ended December 31, 2023 from $20.3 million for the three months ended December 31, 2022. The increase was primarily due to $8.6 million higher gross silver revenue, before treatment and selling costs, at the Cosalá Operations and Galena Complex from higher silver production and higher realized silver price during the period, in addition to a $3.3 million decrease in total treatment and selling costs during the period. These increases were offset by $7.0 million lower gross revenue, before treatment and selling costs, at the Cosalá Operations from lower base metal production and lower realized zinc price during the period.

Interest and financing expense increased by $2.8 million mainly due to higher interest and financing expense recognized during the period through increased borrowings and higher interest costs.

Impairment to property, plant and equipment of $6.0 million was recorded during the period to Relief Canyon due to the assessment of an impairment indicator as previously noted.

Income tax recovery increased by $5.0 million primarily due to amendment of fiscal 2022 income and mining taxes filed for the Cosalá Operations during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Selected Annual Financial Information

Fiscal Year Ended December 31	2023	2022	2021[1,5]
Revenues ($ M)	$89.6	$85.0	$45.0
Net Loss ($ M)	(38.2)	(45.2)	(160.6)
Comprehensive Loss ($ M)	(39.0)	(38.6)	(159.8)

Net Loss per Common Share - Basic and Diluted	$(0.16)	$(0.23)	$(1.11)

Silver Produced (oz)	2,043,053	1,308,201	61,001
Zinc Produced (lbs)	34,084,119	39,319,795	4,164,185
Lead Produced (lbs)	20,539,540	24,606,674	1,672,806
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$12.87	$9.89	$7.47
Cash Cost/Ag Oz Produced ($/oz)[2,3,4]	$13.21	$0.77	$(18.53)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3,4]	$20.44	$9.64	$(14.67)

Cash ($ M)	$2.1	$2.0	$2.9
Receivables ($ M)	9.5	11.6	8.2
Inventories ($ M)	8.7	8.8	17.9

Property, Plant and Equipment ($ M)	$153.1	$161.3	$177.9

Current Assets ($ M)	$23.0	$25.4	$23.5
Current Liabilities ($ M)	61.2	42.1	45.6
Working Capital ($ M)	(38.2)	(16.7)	(22.1)

Total Assets ($ M)	$180.5	$190.8	$213.4
Total Liabilities ($ M)	108.3	92.2	109.6
Total Equity ($ M)	72.2	98.6	103.8

[1]

Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[3]

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this MD&A, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

[4]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[5]	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2023.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
2023	2023	2023	2023	2022	2022	2022	2022
Revenue ($ M)	$25.0	$18.3	$24.2	$22.1	$20.3	$18.3	$20.0	$26.4
Net Loss ($ M)	(10.1)	(10.5)	(7.1)	(10.5)	(11.0)	(24.6)	(9.3)	(0.3)
Comprehensive Income (Loss) ($ M)	(12.9)	(8.5)	(6.5)	(11.1)	(14.3)	(20.1)	(7.0)	2.8

Silver Produced (oz)[1]	583,379	386,615	573,382	499,677	377,353	331,304	299,228	300,316
Zinc Produced (lb)[1]	8,299,319	8,985,496	9,574,772	7,224,532	10,369,679	9,434,924	9,941,949	9,573,243
Lead Produced (lb)[1]	4,457,094	4,666,578	5,873,499	5,542,369	5,926,134	5,865,288	6,447,775	6,367,477
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,2]	$12.63	$14.52	$13.12	$11.43	$9.20	$10.33	$9.76	$10.26
Cash Costs/Ag Oz Produced ($/oz)[1,2]	$14.24	$19.01	$10.00	$11.18	$3.62	$10.01	$(2.72)	$(9.55)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,2]	$21.05	$29.55	$16.78	$16.87	$14.89	$18.66	$5.37	$(2.67)

Current Assets (qtr. end) ($ M)	$23.0	$18.6	$26.8	$25.3	$25.4	$19.3	$29.1	$29.0
Current Liabilities (qtr. end) ($ M)	61.2	43.9	44.9	45.0	42.1	36.0	38.1	33.5
Working Capital (qtr. end) ($ M)	(38.2)	(25.3)	(18.1)	(19.7)	(16.7)	(16.7)	(9.0)	(4.5)

Total Assets (qtr. end) ($ M)	$180.5	$183.3	$193.2	$192.0	$190.8	$186.5	$209.4	$215.8
Total Liabilities (qtr. end) ($ M)	108.3	100.1	104.7	100.1	92.2	81.0	90.2	93.7
Total Equity (qtr. end) ($ M)	72.2	83.2	88.5	91.9	98.6	105.5	119.2	122.1

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Liquidity

The change in cash since December 31, 2022 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2022	$2.0
Cash used in operations	(0.2)
Expenditures on property, plant and equipment	(19.9)
Lease payments	(2.7)
Promissory notes	1.8
At-the-market offering	2.3
Private placements	0.8
Pre-payment facility	2.2
Financing from convertible debenture	7.5
Metals contract liability	1.1
Royalty payable	3.2
Government loan	(0.2)
Contribution from non-controlling interests	4.3
Proceeds from disposal of assets	1.8
Decrease in trade and other receivables	2.1
Change in inventories	(3.3)
Change in prepaid expenses	0.2
Change in trade and other payables	0.2
Change in foreign exchange rates	(1.1)
Closing cash balance as at December 31, 2023	$2.1

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company’s cash and cash equivalents balance increased from $2.0 million to $2.1 million since December 31, 2022 with a working capital deficit of $38.2 million. This increase was mainly due to cash from net proceeds received from the at-the-market offering, pre-payment facility, promissory notes, convertible debenture, metals contract liability, royalty payable, proceeds from disposal of assets, and contributions from non-controlling interests. These inflows were offset by decrease from expenditures of property, plant and equipment (including the Galena hoist project), and lease payments. Current liabilities as at December 31, 2023 were $61.2 million which is $19.1 million higher than at December 31, 2022, principally due to reclassification of the convertible debenture from non-current to current due to a late filing of an term extension permitted under the agreement, and increased balances in the metals contract liability, revolving pre-payment facility, promissory notes, and royalty payable. The Company’s adjusted working capital6 accounting for the convertible debenture extension would have been a deficit of $22.8 million.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the shaft repair, and the expected increase in hoisting capacity. At December 31, 2023, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. From 2020 to year-end 2023, the Company has been successful in raising funds through equity offerings (including at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed. After the year ended December 31, 2023, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $6.5 million during the first half of 2024 and closed an equity offering for gross proceeds of C$7.8 million in Q1-2024. In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project and shaft repair are finalized on the currently anticipated timing and budget and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on ongoing evaluation of Relief Canyon, or if precious and/or base metal prices decrease from their current levels.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

_________________________

6 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company received confirmation via letters from the U.S. Internal Revenue Service that $5.3 million in refunds were approved through the Employee Retention Credit from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. A refund of $3.5 million was received in January 2023 with the remaining $1.8 million received in April 2023.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2022). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years (excluding fiscal 2023 funding requirements payable by April 2024). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of fiscal 2023 and adjusted by approximately $0.9 million as a result of unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $19.9 million during the year ended December 31, 2023 (2022: $19.6 million). Money was spent on purchase of property, plant and equipment mostly associated with the Galena Complex Recapitalization Plan.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The following table sets out the Company’s contractual obligations as of December 31, 2023:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$22,960	$22,960	$-	$-	$-
Pre-payment facility	2,250	2,250	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	303	303	-	-	-
Convertible debenture	18,146	18,146	-	-	-
Interest on convertible debenture	2,002	2,002	-	-	-
Royalty payable	5,087	2,487	2,600	-	-
Metals contract liability	36,837	12,512	24,325	-	-
Projected pension contributions	6,604	1,558	1,926	2,046	1,074
Decommissioning provision	20,459	-	-	-	20,459
Other long-term liabilities	1,610	-	787	194	629
Total	$120,533	$66,493	$29,638	$2,240	$22,162

1

– Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 25 of the audited consolidated financial statements for the year ended December 31, 2023.

2	– Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2023.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the following risk factors. Any of these risk elements could have material adverse effects on the business of the Company. See Note 25 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has two production-level mines: the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at Relief Canyon in Nevada, U.S.A. following a suspension of mining activities in August 2021 after it had reached commercial production in early 2021. The Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
•	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope and underground rock failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	labour shortages, loss of key personnel or strikes or other related interruptions to normal operations;
•	pandemics or national or global health crises;
•	acts of terrorism, civil disobedience and protests; and
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

Production at Relief Canyon has been suspended since August 13, 2021. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radial stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Following realization of this adverse material, the Company developed and implemented a more comprehensive ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Phase 2 mining demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability. The Company continues leaching operations and working to improve recovery and operations through ongoing technical studies and metallurgical test programs. These technical studies have not yet identified an economical path to resuming near-term production.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in during 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $24.8 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. During 2022, the Company further determined an impairment indicator existed at the end of the third quarter of 2022 due to the decrease in its market capitalization below its consolidated net assets value. Management believed this decrease in market capitalization was primarily the result of a decrease in precious metal prices, company valuations, and market capital flows, among other factors. The Company performed an assessment of all its cash-generating units and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $13.4 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining.

The Company is committed to continuing efforts to resolve these metallurgical challenges at Relief Canyon as noted above. The Company plans to continue leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material. The suspension on mining operations may be extended, in full or in part, until the Company identifies an economical path to resuming production.

There can be no assurance that significant costs will not be required in order to achieve full production capacity, that the Company will identify an economical path to resuming production at Relief Canyon, that the Company will be able to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the Relief Canyon leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

In addition, the Company’s Cosalá Operations were previously subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. Following this, the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Cosalá Operations returned to full production following its restart and ramp-up in the fourth quarter of 2021. However, there can be no assurances that the that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support our Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

Uncertainty in the estimation of mineral reserves and mineral resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of metals may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of gold, silver, copper, zinc, and lead. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company’s future gold, silver, zinc, lead, and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Inflationary pressure and global supply chain delays may negatively impact the Company’s operations

The geographic areas and markets in which the Company operates have been experiencing and continue to experience elevated inflationary pressures. During 2023, the Company has experienced, among other things, higher machinery, raw material and equipment costs, as well as wage pressures in some markets. Inflationary pressures on the Company are expected to continue through 2024 and potentially further, and such pressures could be exacerbated by global supply chain shortages and delays and increased input costs. Inflationary price increases and related pressures that are not offset by commodity price increases and operational efficiencies may have a material adverse effect on the Company’s results of operations and profitability.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. Impairment assessments are conducted at the level of cash-generating units (“CGU”). At the end of the fourth quarter ended December 31, 2023, the Company recorded an impairment charge of $6.0 million in relation to Relief Canyon as a result of a decrease in the Company’s market capitalization below its consolidated net assets value. This decrease in market capitalization was the result of the decrease in precious metal prices and market capital flows among other factors. The Company performed an assessment of all its CGUs and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $6.0 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining. In addition, previously the Company recorded a total impairment of $13.4 million at the end of the third quarter of 2022 in relation to Relief Canyon as a result of a decrease in the Company’s market capitalization below its consolidated net assets value and $55.6 million at the end of the first quarter of 2021 in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production.

CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company’s audited consolidated financial statements for the year ended December 31, 2023 contain going concern disclosure

The Company’s audited consolidated financial statements for the year ended December 31, 2023 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Risks associated with market fluctuations in commodity prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Fluctuations in the prices of silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions (including the upcoming presidential elections in the United States and Mexico in 2024), interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining operations until prices increase or record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow

The Company has recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for mining companies in the exploration and/or development stages in respect of material mineral properties. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.

The Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods

The Company’s revenues over the 12 months from the date of this MD&A may be lower than anticipated. For instance, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: the ability of the Company to maintain production at expected levels; unanticipated capital requirements at the Galena Complex; operating costs at the Cosalá Operations; further delay or costs to achieve full production Relief Canyon; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events, as well as or public health crisises or pandemics and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors are not within the Company’s control.

The Company expects to achieve net cash flow over the 12 months following the date of this MD&A, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Cautionary Note Regarding Forward-Looking Information”.

The Company may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition.

The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the development or expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. A failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company’s dependence on the success of its Cosalá Operations, including the San Rafael mine and the Galena Complex which are exposed to operational risks and other risks, including certain development and exploration related risks

The principal mineral projects of the Company are the Galena Complex and its Cosalá Operations, including the San Rafael mine. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Galena Complex, and its Cosalá Operations, including the San Rafael mine, will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Risks associated with outstanding debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Government regulation and environmental compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and Relief Canyon are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions (including the uncertainty surrounding the upcoming presidential election in Mexico in 2024) that increase the costs related to the Company’s activities or maintenance of its properties. In particular the upcoming presidential election in June 2024 in Mexico may cause political and regulatory uncertainty. This uncertainty may affections operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labour disputes or protests. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican government has conducted a highly publicized crackdown on the drug cartels, resulting in widespread violence and a loss of lives. There is no assurance that the Company’s operations will not be adversely impacted by such organizations. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Risks associated with foreign operations

The Company’s operations are currently conducted principally in Mexico and the United States. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Labour relations, employee recruitment, retention and pension funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex and is effective from November 17, 2022 through November 16, 2025. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Cosalá Operations were subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The Company has since resumed operations. However, there can be no assurances that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results.

We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support the Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. The number of qualified skilled workers and personnel is limited and competition for such workers and personnel is intense. The Company’s ability to meet its labour needs, while controlling labour costs, is subject to many external factors, including the competition for and availability of skilled personnel in our markets, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs and changes in employment and labour legislation or other workplace regulation. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Community relations and social impact

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non‐governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Risks associated with transportation and storage of concentrate in Mexico

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to seaports for export to foreign markets. The geographic location of the Company’s operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining property and title risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Speculative nature of exploration and development

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Unauthorized mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursions could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Global financial and economic conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, Mexico, Canada, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or development impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural disasters, terrorist acts, health crises and other disruptions or dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Surface rights and access

The Company has reached various agreements for surface rights and access with certain local groups, including members of ejidos, for mining exploitation activities, including open pit mining, in the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access to all ejidos on which its exploration activities are being performed. These agreements are valid and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos membership or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See “Labour relations, employee recruitment, retention and pension funding” for further information.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

One of the Company’s primary operations, the Cosalá Operations, is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. Other operations are located in the United States and expenditures related to those operations are denominated in U.S. dollars. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in U.S. dollars, Canadian dollars and Mexican pesos and has monetary assets and liabilities in U.S. dollars, Canadian dollars and Mexican pesos. For its financial reporting, the Company’s presentation currency is the U.S. dollar. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Risks associated with Americas Gold and Silver’s various financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company may engage in hedging activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the prices of zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with price changes will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company may require significant capital expenditures

Substantial capital expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks associated with the Company’s business objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Risks associated with the Company’s strategic joint venture at its Galena Complex

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the mining industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Concentrate sales risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain risks related to the ownership of the Company’s common shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s common shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the common shares will be sustained. If an active or liquid market for the common shares fails to be sustained, the prices at which such common shares trade may be adversely affected. Whether or not the common shares will trade at lower prices depends on many factors, including the liquidity of the common shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company, the issuance of additional equity securities or convertible debt securities and the repayment of debt through the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of common shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent offerings of common shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding common shares, which could contribute to progressive declines in the prices of such securities.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

The Company is subject to the rules and regulations of the TSX and NYSE American

The Company is subject to the rules and regulations of the NYSE American and the TSX. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations. Any changes to rules, regulations, policies or guidelines issued by regulatory authorities may impact the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NYSE American or TSX continued listing standards or maintain its listing status on either the TSX or NYSE American. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Common Shares from the TSX and/or the NYSE American. Any voluntary or involuntary delisting may have material adverse effects on the Company’s business and financial condition.

Absolute assurance on financial statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

The Company is a Canadian company and this could have an impact on enforcement of civil liabilities obtained under U.S. securities laws

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or uninsurable risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, social unrest, political or economic instability, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the common shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

The Company’s information technology systems may be vulnerable to disruption which could place its systems at risk from data loss, operational failure, or compromise of confidential information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and reliability of existing local infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and uncertainties related to the repatriation of funds from foreign subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Company’s common shares to decline.

Tax considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•	New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;
•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•	Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and
•	Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

United States

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect Americas Gold and Silver or holders of Americas Gold and Silver common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact Americas Gold and Silver’s financial performance and the value of Americas Gold and Silver’s common shares. Additionally, states in which Americas Gold and Silver operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on Americas Gold and Silver and holders of Americas Gold and Silver’s common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation purchasing such stock. It remains unclear how this legislation will be implemented by the U.S. Department of the Treasury and Americas Gold and Silver cannot predict how this legislation or any future changes in tax laws might affect Americas Gold and Silver or holders of Americas Gold and Silver’s common shares.

U.S. holders of Americas Gold and Silver common shares should be aware that Americas Gold and Silver believes it was not classified as a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (“PFIC”) for its most recently completed tax year, and based on current business plans and financial expectations, Americas Gold and Silver expects that it will likely not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Americas Gold and Silver as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Gold and Silver will not become a PFIC for any tax year during which U.S. holders own Americas Gold and Silver shares.

If Americas Gold and Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Gold and Silver common shares, or any “excess distribution” received on its Americas Gold and Silver common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Gold and Silver common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Gold and Silver’s net capital gain and ordinary earnings for any year in which Americas Gold and Silver is a PFIC, whether or not Americas Gold and Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Gold and Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold and Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Gold and Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Gold and Silver common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Gold and Silver common shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Americas Gold and Silver common shares.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

There is a risk that Americas Gold and Silver will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. Americas Gold and Silver will generally be classified as a CFC if more than 50% of the Company’s outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of Americas Gold and Silver’s outstanding shares. If Americas Gold and Silver is classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of Americas Gold and Silver’s undistributed earnings and profits attributable to “subpart F income”, may be required to take into account its pro rata share of Americas Gold and Silver’s “tested income” and certain other amounts in determining such U.S. Shareholder’s global intangible low-taxed income, and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of Americas Gold and Silver’s current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of Americas Gold and Silver’s common shares should consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Climate change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

For example, the Cosalá Operations and Galena Complex have in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plant and operating equipment ath the Company’s properties. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Regulations and pending legislation governing issues involving climate change could result in increased operating and capital costs which could have a material adverse effect on the Company’s business

The production of metals concentrates is an energy-intensive undertaking that results in a significant carbon footprint. The Company utilizes electricity, diesel fuel, and gasoline to directly or indirectly to produce metal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. At the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris in 2015, the Paris Agreement was adopted which was intended to govern emission reductions beyond 2020. The Paris Agreement went into effect in November 2016 when countries that produce at least 55% of the world’s greenhouse gas emissions ratified the agreement. While there are no immediate impacts to business from the Paris Agreement, the goal of limiting global warming to “well below 2ºC” will be taken up at national levels.

Some of the countries in which the Company operates have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States EPA issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Additionally, the United States and China signed a bilateral agreement in November 2014 that committed the United States to reduce greenhouse gas emissions by an additional 26% to 28% below 2005 levels by the year 2025. The EPA in August 2015 issued final rules for the Clean Power Plan under Section 111(d) of the Clean Air Act designed to reduce greenhouse gas emissions at electric utilities in line with reductions planned for the compliance with the Paris Agreement. On June 19, 2019, the EPA as part of a regulatory review repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule which eliminates most of the emission reduction standards included in the Clean Power Plan. On January 19, 2021, the D.C. Circuit vacated the Affordable Clean Energy rule and remanded to the Environmental Protection Agency for further proceedings consistent with its opinion.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Legislation and increased regulation and requirements regarding climate change could impose increased costs on the Company and its venture partners and suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

Additional reporting requirements may apply if Americas Gold and Silver loses its status as a “Foreign Private Issuer” under the U.S. Exchange Act

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s common shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities or file an annual report on Form 20-F within four months of the end of the fiscal year. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies that have securities registered under the U.S. Exchange Act. Americas Gold and Silver is permitted to file financial statements in accordance with IFRS as issued by International Accounting Standards Board, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do United States companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the United States proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than in compliance with Subpart 1300 of Regulation S-K, the requirements of the SEC applicable to domestic United States reporting companies and foreign private issuers that are not eligible for the Canada-U.S. multi-jurisdictional disclosure system. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Gold and Silver common shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than the requirements of the SEC applicable to domestic United States reporting companies.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form required as if it were a United States domestic company, and will incur additional costs to make such filings. The regulatory and compliance costs to the Company under United States federal securities laws as a United States domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. Additionally, if the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to Subpart 1300 of Regulation S-K, which differs from the requirements of NI 43-101.

Americas Gold and Silver will incur increased costs as a result of operating as a reporting company whose common shares are publicly traded in the United States and is unable to use the multijurisdictional disclosure system, and our management will be required to devote substantial time to new compliance initiatives

As a public company whose shares are publicly traded in the United States and reporting under the Exchange Act and is not currently eligible to report under the multijurisdictional disclosure system, the Company will incur significant legal, accounting and other expenses that it did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations impose various requirements on public companies in the United States. Senior management of the Company and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase legal and financial compliance costs and will make some activities more time-consuming and costly.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Americas Gold and Silver is an “emerging growth company” and Americas Gold and Silver cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Americas Gold and Silver common shares less attractive to investors

Americas Gold and Silver is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of US$1.235 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the Securities Act of 1933, as amended; (c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from certain requirements applicable to other reporting companies that are not emerging growth companies, including the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any United States domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.

The SEC’s adoption of the “Modernization of Property Disclosures for Mining Registrants,” as codified in Subpart 1300 of Regulation S-K 1300, has created new disclosure requirements for Mineral Reserves and Mineral Resources that could result in increased compliance costs for Americas Gold and Silver and could create ambiguity for issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101

SEC Industry Guide 7 has been rescinded and replaced by Regulation S-K 1300, which requires SEC reporting companies that are not eligible to use the multijurisdictional disclosure system to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Regulation S-K 1300 is substantively the same as NI 43-101 (with the primary difference being NI 43-101’s required format, a matter on which Regulation S-K 1300 is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs if the Company undertook such updates. The Company has not prepared a technical summary in compliance with Regulation S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of Regulation S-K 1300. Any further revisions to, or interpretations of, Regulation S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

Cybersecurity risk

The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company’s data, systems and networks, any of which could have adverse effects on the Company’s reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Conflicts of interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Accounting Standards and Pronouncements

Accounting standards issued and applied

The following are changes in accounting policies effective as at January 1, 2023:

(i)	Reserves and resources

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted, including Non-Current Liabilities with Covenants (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit’s life-of-mine cash flow projection which incorporates management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(vii)	Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition, cost of sales, and depletion of the mining property begins when commercial production has been achieved, and are recognized into the consolidated statement of loss and comprehensive loss.

(viii)	Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2023 with a working capital deficit as at December 31, 2023. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, and maintaining access to capital markets, are significant judgments in these consolidated financial statements with respect to the Company’s liquidity. Should the Company continue to experience lower commodity prices and negative operating cash flows in future periods, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at December 31, 2023, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at December 31, 2023, there were 218,689,766 common shares and nil preferred shares issued and outstanding.

As at March 28, 2024, there were 247,747,280 common shares and nil preferred shares issued and outstanding, and 17,370,000 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 30,250,000.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52‐109”).

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2023, the Company’s CEO and CFO have certified that DC&P and ICFR are effective and that during the year ended December 31, 2023, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. Mr. McCann is a “qualified person” for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital and adjusted working capital; and
•	silver equivalent production (Ag Eq).

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management’s determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures “average realized silver price”, “average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	2023	2022
Gross silver sales revenue (‘000)	$62,356	$36,984
Payable metals and fixed pricing adjustments (‘000)	202	227
Payable silver sales revenue (‘000)	$62,558	$37,211
Divided by silver sold (oz)	2,669,385	1,715,310
Average realized silver price ($/oz)	$23.44	$21.69

	2023	2022
Gross zinc sales revenue (‘000)	$38,421	$59,262
Payable metals and fixed pricing adjustments (‘000)	(15)	(196)
Payable zinc sales revenue (‘000)	$38,406	$59,066
Divided by zinc sold (lb)	32,481,749	38,063,861
Average realized zinc price ($/lb)	$1.18	$1.55

	2023	2022
Gross lead sales revenue (‘000)	$25,438	$29,731
Payable metals and fixed pricing adjustments (‘000)	92	(28)
Payable lead sales revenue (‘000)	$25,530	$29,703
Divided by lead sold (lb)	26,515,498	30,634,583
Average realized lead price ($/lb)	$0.96	$0.97

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	2023	2022
Cost of sales (‘000)	$74,292	$64,340
Less non-controlling interests portion (‘000)	(15,253)	(12,388)
Attributable cost of sales (‘000)	$59,039	51,952
Divided by silver equivalent produced (oz)	4,589,107	5,253,847
Cost of sales/Ag Eq oz produced ($/oz)	$12.87	$9.89

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	2023	2022
Cost of sales (‘000)	$36,160	$33,371
Divided by silver equivalent produced (oz)	3,266,677	4,167,449
Cost of sales/Ag Eq oz produced ($/oz)	$11.07	$8.01

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	2023	2022
Cost of sales (‘000)	$38,132	$30,969
Divided by silver equivalent produced (oz)	2,204,050	1,810,664
Cost of sales/Ag Eq oz produced ($/oz)	$17.30	$17.10

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	2023	2022
Cost of sales (‘000)	$74,292	$64,340
Less non-controlling interests portion (‘000)	(15,253)	(12,388)
Attributable cost of sales (‘000)	59,039	51,952
Non-cash costs (‘000)	712	(1,723)
Direct mining costs (‘000)	$59,751	$50,229
Smelting, refining and royalty expenses (‘000)	21,163	24,050
Less by-product credits (‘000)	(53,927)	(73,274)
Cash costs (‘000)	$26,987	$1,005
Divided by silver produced (oz)	2,043,053	1,308,201
Cash costs/Ag oz produced ($/oz)	$13.21	$0.77

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	2023	2022
Cost of sales (‘000)	$36,160	$33,371
Non-cash costs (‘000)	1,145	(1,348)
Direct mining costs (‘000)	$37,305	$32,023
Smelting, refining and royalty expenses (‘000)	17,556	20,580
Less by-product credits (‘000)	(45,556)	(64,710)
Cash costs (‘000)	$9,305	$(12,107)
Divided by silver produced (oz)	1,098,612	636,246
Cash costs/Ag oz produced ($/oz)	$8.47	$(19.03)

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2023	2022
Cost of sales (‘000)	$38,132	$30,969
Non-cash costs (‘000)	(721)	(625)
Direct mining costs (‘000)	$37,411	$30,344
Smelting, refining and royalty expenses (‘000)	6,011	5,784
Less by-product credits (‘000)	(13,951)	(14,274)
Cash costs (‘000)	$29,471	$21,854
Divided by silver produced (oz)	1,574,068	1,119,925
Cash costs/Ag oz produced ($/oz)	$18.72	$19.51

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	2023	2022
Cash costs (‘000)	$26,987	$1,005
Capital expenditures (‘000)	12,460	9,031
Exploration costs (‘000)	2,308	2,569
All-in sustaining costs (‘000)	$41,755	$12,605
Divided by silver produced (oz)	2,043,053	1,308,201
All-in sustaining costs/Ag oz produced ($/oz)	$20.44	$9.64

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	2023	2022
Cash costs (‘000)	$9,305	$(12,107)
Capital expenditures (‘000)	7,129	3,649
Exploration costs (‘000)	835	1,296
All-in sustaining costs (‘000)	$17,269	$(7,162)
Divided by silver produced (oz)	1,098,612	636,246
All-in sustaining costs/Ag oz produced ($/oz)	$15.72	$(11.26)

	2023	2022
Cash costs (‘000)	$29,471	$21,854
Capital expenditures (‘000)	8,885	8,970
Exploration costs (‘000)	2,455	2,122
All-in sustaining costs (‘000)	$40,811	$32,946
Galena Complex Recapitalization Plan costs (‘000)	4,264	6,608
All-in sustaining costs with Galena Recapitalization Plan (‘000)	$45,075	$39,554
Divided by silver produced (oz)	1,574,068	1,119,925
All-in sustaining costs/Ag oz produced ($/oz)	$25.93	$29.42
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$28.64	$35.32

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Net Cash Generated from Operating Activities

The Company uses the financial measure “working capital” and “adjusted working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health, and adjusted to remove the non-cash impacts.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	2023	2022
Cash generated from (used in) operating activities (‘000)	$(224)	$839
Changes in non-cash working capital items (‘000)	(789)	(2,018)
Net cash used in operating activities (‘000)	$(1,013)	$(1,179)

Working Capital and Adjusted Working Capital

The Company uses the financial measure “working capital” and “adjusted working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2023

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	2023	2022
Current Assets (‘000)	$23,036	$25,381
Less current liabilities (‘000)	(61,207)	(42,097)
Working capital (‘000)	$(38,171)	$(16,716)

Adjusted working capital is working capital with certain classification (i.e. convertible debenture) and non-cash items backed-out (i.e. metals contract liability, derivative instruments, and shares pending issuance from retraction).

Reconciliation of Adjusted Working Capital
	2023	2022
Working capital (‘000)	$(38,171)	$(16,716)
Add convertible debenture (‘000)	15,384	-
Adjusted working capital (‘000)	(22,787)	(16,716)
Add metals contract liability (‘000)	12,512	11,324
Add derivative instruments (‘000)	1,230	991
Add shares pending issuance from retraction (‘000)	436	-
Adjusted working capital (‘000)	$(8,609)	$(4,401)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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